FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the THIRD QUARTER 2003 - ended SEPTEMBER 30, 2003

ALGOMA STEEL INC. (Registrant’s name)

105 West Street Sault Ste. Marie Ontario, Canada P6A 7B4 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F |_| Form 40-F |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes |_| No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004

ALGOMA STEEL INC. (Registrant)
By:	“Glen Manchester” Glen Manchester Vice President – Finance and Chief Financial Officer

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2003 - Restated Millions of Canadian Dollars

1. Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three Months Ended Sept. 30 2003	Nine Months Ended Sept. 30 2003	Three Months Ended Sept. 30 2002	Eight Months Ended Sept. 30 2002	One Month Ended Jan. 31 2002
	Restated	Restated	Restated	Restated	Pre- reorgan ization
Net income (loss) under Canadian GAAP	$(12.3)	$(1.7)	$ 11.0	$ 20.6	$ (26.1)
Accretion of equity component of convertible debt (a)	(0.1)	(0.4)	(0.2)	(0.5)	—
Foreign exchange adjustments related to equity
component of convertible long-term debt	—	0.8	(0.2)	0.1	—
Reorganization and fresh start adjustments [restated (b)]	—	—	—	—	441.0

Net income (loss) under U.S. GAAP	(12.4)	(1.3)	10.6	20.2	414.9
Additional minimum pension liability (c)	—	—	—	—	—

Comprehensive income (loss) under U.S. GAAP	$(12.4)	$(1.3)	$ 10.6	$ 20.2	$ 414.9

Income (loss) per share under U.S. GAAP:
Basic	$(0.52)	$(0.05)	$ 0.45	$ 0.94	$ 7.74

Diluted	$(0.52)	$(0.07)	$ 0.37	$ 0.70	$ 7.74

Comprehensive income (loss) per share under U.S. GAAP:
Basic	$(0.52)	$(0.05)	$ 0.45	$ 0.94	$ 7.74

Diluted	$(0.52)	$(0.07)	$ 0.37	$ 0.70	$ 7.74

(a)	Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders’ equity to contributed surplus.

(b)	Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

(c)	Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to comprehensive income.

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2003 - Restated Millions of Canadian Dollars

2. Changes to the consolidated balance sheets under U.S. GAAP are:

	Sept. 30 2003	Dec. 31 2002
(i) Long-term pension liability and post-employment
benefit obligation
Balance under Canadian GAAP	$ 314.7	$ 311.2
Additional minimum pension liability	4.6	4.6

Balance under U.S. GAAP	$ 319.3	$ 315.8

(ii) Long-term debt
Balance under Canadian GAAP	$ 171.8	$ 200.6
Equity component of convertible long-term debt	6.0	5.7
Foreign exchange adjustment on equity component
of convertible long-term debt	(0.9)	(0.1)

Balance under U.S. GAAP	$ 176.9	$ 206.2

(iii) Shareholders’ equity
(a) Capital stock
Balance under Canadian GAAP	$ 214.7	$ 214.1
Ascribed value of holders option credited on
conversion of long-term debt	(8.6)	(8.4)
Foreign exchange adjustment of equity component
on conversion	(0.2)	(0.1)

Balance under U.S. GAAP	$ 205.9	$ 205.6

(b) Convertible long-term debt
Balance under Canadian GAAP	$ 19.4	$ 19.3
Reclassify equity component to long-term debt	(6.0)	(5.7)
Reclassify ascribed value of holders conversion
option to contributed surplus	(13.4)	(13.6)

Balance under U.S. GAAP	$ —	$ —

(c) Contributed surplus
Balance under Canadian GAAP	$ 103.1	$ 95.6
Ascribed value of holders conversion option
on reorganization	22.0	22.0
Foreign exchange adjustment on convertible
long-term debt	0.1	0.1

Balance under U.S. GAAP	$ 125.2	$ 117.7

(d) Retained earnings
Balance under Canadian GAAP	$ 13.7	$ 15.9
Foreign exchange adjustment on equity component
of convertible long-term debt	1.0	0.1

Balance under U.S. GAAP	$ 14.7	$ 16.0

(e) Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$ —	$ —
Additional minimum pension liability	(4.6)	(4.6)

Balance under U.S. GAAP	$ (4.6)	$ (4.6)

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
For the period ended September 30, 2003 - Restated Millions of Canadian Dollars

3.	The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.

	Three Months Ended Sept. 30 2003	Nine Months Ended Sept. 30 2003	Three Months Ended Sept. 30 2002	Eight Months Ended Sept. 30 2002	One Month Ended Jan. 31 2002
					Pre- reorgan ization
Increase in sales and cost of sales related to
reclassifying freight costs under U.S. GAAP	$13.0	$43.7	$13.4	$36.3	$4.8

4.	The accounts receivable balance at September 30, 2003 includes a $3.1 million allowance for doubtful accounts (December 31, 2002 - $3.2 million).

5.	A new accounting standard, SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was recently issued in the United States. The standard is effective for certain financial instruments entered into or modified after May 31, 2003 and requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, an asset. The adoption of this standard did not have a material impact on the consolidated financial statements because the scope of the standard does not address the 1% convertible Notes issued by the Corporation.

6.	Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization expire on July 31, 2004.

ALGOMA STEEL INC. 2003 THIRD QUARTER REPORT TO SHAREHOLDERS (UNAUDITED) for the period ended September 30, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management’s Discussion and Analysis section of the Company’s 2002 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2002 Annual Report.

Financial and Operating Results

Net loss for the three months ended September 30, 2003 was $12.3 million, a decline of $23.3 million from net income of $11.0 million for the three months ended September 30, 2002. The quarter over quarter decline was mainly the result of lower steel prices (appreciation of the Canadian dollar and a weak market), lower shipments and higher operating costs (lower production level), offset in part by lower financial expenses.

For the nine months ended September 30, 2003. there was a net loss of $1.7 million compared to a net loss of $5.5 million for the same period in 2002.

Revenue was $239.8 million for the three months ended September 30, 2003 with average revenue per ton of $477 compared with revenue of $312.8 million and average revenue per ton of $566 for the three months ended September 30, 2002. The decline in revenue per ton was due to the lower pricing environment in the third quarter of 2003 versus 2002 with the significant strengthening of the Canadian dollar in 2003 as a contributing factor. Steel shipments declined by 9% to 502,000 tons in the third quarter compared to 552,000 tons for the three months ended September 30, 2002.

Revenue for the third quarter declined by $48.4 million versus the three months ended June 30, 2003. Shipments were down 88,000 tons (15%) versus the second quarter and the average revenue per ton fell by $12. Steel prices hit their lowest level of the year in the third quarter and have since strengthened. The decline in steel shipments was due mainly to a much smaller drawdown of inventories and lower production levels due, in part, to two power outages.

Revenue for the nine months ended September 30, 2003 was $826.8 million, a 2% decline from $842.5 million realized in the comparable period of 2002. Average revenue per ton shipped of $499 compares with $504 per ton in the first nine months of 2002. Shipment levels were almost unchanged at 1.66 million tons in the first nine months of 2003 compared with 1.67 million tons in 2002.

Cost of sales fell to $222 million for the three months ended September 30, 2003 from $240.5 million for the three months ended September 30, 2002 due to lower shipments. Cost of sales per ton shipped was up 1% for the quarter at $442 from the same period last year. For the nine months ended September 30, 2003, cost of sales was $752.8 million or $454 per ton shipped as compared with $706.5 million or $423 per ton shipped in 2002. Unit operating costs have increased in 2003 mainly due to the absence of favourable inventory valuation adjustments realized in the first half of 2002 and higher scrap, natural gas and labour costs. Partially offsetting these factors is the appreciation of the Canadian dollar which has contributed to lower raw material costs in 2003.

Algoma Steel Inc. 2003 Third Quarter Report	Page 2

Cost of sales per ton shipped improved in the third quarter by $8 (2%) over the three months ended June 30, 2003, despite lower production levels. The improvement was the result of lower labour (reduced manning), raw material (impact of strong Canadian dollar) and generally lower spending levels.

EBITDA for the quarter of $7.2 million was $54.3 million lower than the $61.5 million realized in the third quarter of 2002 mainly the result of lower average revenue per ton. For the nine months ended September 30, 2003, EBITDA was $38.5 million as compared with $105.9 million in 2002.

EBITDA was down $2.5 million versus the second quarter total of $9.7 million. Lower shipments and a decline in revenue per ton shipped, offset in part by improved costs, account for the decline.

An operating loss of $6.9 million was incurred in the third quarter of 2003 as compared with operating income of $46.7 million in 2002. The operating loss of $4.7 million for the nine months ended September 30, 2003 was down $65.4 million from the $60.7 million realized in the equivalent period of 2002.

Financial expense for the three months ended September 30, 2003 was $6.1 million compared to $17.5 million for the quarter ended September 30, 2002. A $0.1 million foreign exchange gain was realized in the quarter as compared with a $9.3 million exchange loss for the same period in 2002. Interest expense was $2.0 million lower in the quarter at $6.2 million versus the same period last year, the result of reduced borrowings under the revolving credit facility and lower borrowing rates.

Financial Resources and Liquidity

Cash provided by operating activities was $37.8 million for the three months ended September 30, 2003 which included a $24.4 million reduction in operating working capital. The significant components of the change in operating working capital were a decline in accounts receivable of $16.6 million and a decline in prepaid expenses of $4.3 million. For the nine months ended September 30, 2003, cash provided by operating activities was $139.7 million which included $96.6 million from a reduction in operating working capital, composed primarily of an $86.0 million decrease in inventories.

Capital expenditures for the three and nine month periods ended September 30, 2003 were $13.8 million and $27.4 million, respectively. Expenditures in the corresponding periods of 2002 were $6.7 million and $15.4 million.

Financing activities for the three months ended September 30, 2003 included a $9 million repayment of the term loan and a decrease in bank indebtedness of $12.4 million.

On September 3, 2003, the Corporation entered into a new four-year Loan and Security Agreement providing financing under a revolving credit facility equal to the lesser of $200 million and a borrowing base determined by the agreement. Unused availability under the revolving credit facility at September 30, 2003 was $131 million compared to $108 million under the previous credit facility at June 30, 2003. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

The Government of Canada has announced that they will not implement remedies relating to the Canadian Steel Safeguard despite the finding of injury by the Canadian International Trade Tribunal (CITT) in respect of several steel products. Canada is the only NAFTA partner without Safeguard remedies covering steel products. Both the United States and Mexico implemented such remedies some time ago.

Algoma Steel Inc. 2003 Third Quarter Report	Page 3

Based on a complaint by Algoma, an investigation into the dumping of carbon and HSLA plate from Bulgaria, the Czech Republic and Romania was initiated earlier in the year. A preliminary determination of dumping by the Canada Customs and Revenue Agency was issued in early September imposing provisional duties ranging from 53% to 75% on imports of subject goods from these countries. An injury hearing before the CITT is scheduled for early December. A final injury determination by the CITT will be made in January 2004.

During 2004, anti dumping findings covering plate and sheet from a number of countries are scheduled to expire. At the request of the Canadian producers, the CITT has initiated reviews of both findings to determine whether they will be extended. The plate review will be completed by mid-May 2004 and the hot rolled sheet review by the end of June 2004.

The Company is very concerned about the significant increase in imports of alloy plate from Sweden in 2002 and 2003. These imports are being carefully monitored.

OUTLOOK

There has been a recent increase in manufacturing activity in North America which is contributing to improved steel demand. The steel industry has announced several price increases in recent months which should result in an improvement in profitability in the fourth quarter. Bank indebtedness is expected to increase in the fourth quarter due to raw material purchases preceding the close of the navigation season and the payment of interest on the 11% and 1% Notes in December.

/s/ Denis Turcotte Denis Turcotte President and Chief Executive Officer	/s/ Benjamin Duster Benjamin Duster Chairman of the Board

Sault Ste. Marie, Ontario October 29, 2003

Algoma Steel Inc. 2003 Third Quarter Report	Page 4

Algoma Steel Inc.
Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)
(Unaudited) (millions of Canadian dollars - except per share amounts)

	Three months Ended September 30 2003	Nine months Ended September 30 2003	Three months Ended September 30 2002	Eight months Ended September 30 2002	One month Ended January 31 2002
					Pre- reorgan ization (Notes 1,2)
Sales	$ 239.8	$ 826.8	$ 312.8	$ 758.6	$ 83.9

Operating expenses
Cost of sales	222.0	752.8	240.5	621.2	85.3
Administrative and selling	10.6	35.5	10.8	26.8	3.3
Depreciation and amortization	14.1	43.2	14.8	39.4	5.8

	246.7	831.5	266.1	687.4	94.4

Income (loss) from operations	(6.9)	(4.7)	46.7	71.2	(10.5)
Financial expense (income)
Interest on long-term debt (note 4)	4.8	15.0	5.5	14.8	—
Foreign exchange (gain) loss	(0.1)	(32.6)	9.3	0.7	(2.3)
Other interest	1.4	5.5	2.7	8.3	7.6

	6.1	(12.1)	17.5	23.8	5.3

Income (loss) before the following	(13.0)	7.4	29.2	47.4	(15.8)
Loss on disposal of joint venture interest (note 7)	—	—	—	—	(6.8)
Reorganization expenses	—	—	—	—	(3.3)

Income (loss) before income taxes	(13.0)	7.4	29.2	47.4	(25.9)
Provision for income taxes - current (note 9)	(0.7)	9.1	18.2	26.8	0.2

Net income (loss)	$ (12.3)	$ (1.7)	$ 11.0	$ 20.6	$ (26.1)

Net income (loss) per common share (note 6)
Basic	$ (0.52)	$ (0.09)	$ 0.45	$ 0.93	$ (0.49)

Diluted	$ (0.52)	$ (0.09)	$ 0.37	$ 0.70	$ (0.49)

Weighted average number of common
shares outstanding - millions (note 6)
Basic	24.06	23.97	23.74	21.52	53.65

Diluted	30.15	30.12	30.03	30.02	53.65

Retained earnings (deficit)
Balance, beginning of period	$ 26.2	$ 15.9	$ 9.3	$ —	$(264.6)
Net income (loss)	(12.3)	(1.7)	11.0	20.6	(26.1)
Accretion of equity component of convertible debt	(0.2)	(0.5)	(0.2)	(0.5)	—
Fresh start adjustment (note 1)	—	—	—	—	290.7

Balance, end of period	$ 13.7	$ 13.7	$ 20.1	$ 20.1	$ —

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	570	1,823	631	1,667	186
Steel shipments	502	1,658	552	1,478	194

See accompanying notes.

Algoma Steel Inc. 2003 Third Quarter Report	Page 5

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	September 30 2003	December 31 2002
Current assets
Marketable securities	$ 0.2	$ —
Accounts receivable	140.5	154.3
Inventories	185.4	271.4
Prepaid expenses	18.0	19.0

	344.1	444.7

Capital assets, net	656.0	684.8
Capital assets held for sale (note 10)	12.0	—
Deferred charges	4.6	2.3

Total assets	$1,016.7	$1,131.8

Current liabilities
Bank indebtedness (note 3)	$ 7.9	$ 88.5
Accounts payable and accrued liabilities	90.1	87.4
Accrued interest on long-term debt (note 4(a))	31.4	20.0
Income and other taxes payable	5.3	4.7
Accrued pension liability and post-employment
benefit obligation	28.7	28.7
Current portion of term loan (note 3)	—	29.0

	163.4	258.3

Long-term debt (note 4)	171.8	200.6
Accrued pension liability and post-employment
benefit obligation	314.7	311.2
Other long-term liabilities	15.9	16.8

	502.4	528.6

Shareholders’ equity
Share capital (notes 5 & 6)	214.7	214.1
Convertible long-term debt (note 4)	19.4	19.3
Contributed surplus	103.1	95.6
Retained earnings	13.7	15.9

	350.9	344.9

Total liabilities and shareholders’ equity	$1,016.7	$1,131.8

See accompanying notes.

Algoma Steel Inc. 2003 Third Quarter Report	Page 6

Algoma Steel Inc.
Consolidated Statements of Cash Flows(Unaudited)
(millions of Canadian dollars)

	Three months Ended September 30 2003	Nine months Ended September 30 2003	Three months Ended September 30 2002	Eight months Ended September 30 2002	One month Ended January 31 2002
					Pre- reorgan ization (Notes 1,2)
Cash provided by (used in)
Operating activities
Net income (loss)	$(12.3)	$ (1.7)	$ 11.0	$ 20.6	$(26.1)
Adjust for items not affecting cash:
Depreciation and amortization	14.1	43.2	14.8	39.4	5.8
Future income tax expense	(1.3)	7.3	17.6	25.2	—
Exchange (gain) loss on long-term debt	0.3	(32.0)	(9.1)	0.1	(1.9)
Loss on disposal of joint venture
interest (note 7)	—	—	—	—	6.8
Other	12.6	26.3	26.2	17.5	(2.6)

	13.4	43.1	60.5	102.8	(18.0)
Changes in operating working capital	24.4	96.6	(24.4)	(45.7)	49.0

	37.8	139.7	36.1	57.1	31.0

Investing activities
Capital asset expenditures	(13.8)	(27.4)	(6.7)	(14.1)	(1.3)

Financing activities
Proceeds (repayment) of term loan (note 3)	(9.0)	(29.0)	(10.6)	(10.6)	50.0
Increase (decrease) in other long-term
liabilities	(0.2)	1.9	—	—	—
Financing expense	(2.4)	(4.6)	—	—	—
Decrease in bank indebtedness	(12.4)	(80.6)	(18.8)	(32.4)	(79.7)

	(24.0)	(112.3)	(29.4)	(43.0)	(29.7)

Cash and cash equivalents
Change during the period	—	—	—	—	—
Balance, beginning of period	—	—	—	—	—

Balance, end of period	$ —	$ —	$ —	$ —	$ —

See accompanying notes.

Algoma Steel Inc. 2003 Third Quarter Report	Page 7

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Financial reorganization

As a result of a financial reorganization on January 29, 2002, the Corporation’s assets and liabilities were comprehensively revalued using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The fair value of the capital assets was calculated as the excess of the equity value and liabilities over the fair value of the remaining assets. The revaluation adjustment of $441.4 million and the $290.7 million deficit were classified as contributed surplus, resulting in a net increase of $150.7 million.

2.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should therefore be read in conjunction with the Corporation’s 2002 Annual Report.

The interim financial statements have been prepared on a “going concern” basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the “going concern” assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Comparative financial information for the month of January 2002 is required under securities legislation and may be of limited interest to readers of these interim financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2002 consolidated balance sheet have been reclassified to conform to the presentation adopted in the current period.

3.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement (“Agreement”). The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At September 30, 2003, there was $131 million of unused availability under the Revolving Facility after taking into account $35 million of outstanding letters of credit. Under the previous banking agreement, at December 31, 2002, there was $68 million of availability with $26 million of letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation’s option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate (“LIBOR”).

Algoma Steel Inc. 2003 Third Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Long-term debt
	September 30 2003	December 31 2002
Secured 11% Notes maturing December 31, 2009
principal value U.S. $125 million (a)	$168.7	$197.2
Secured 1% convertible Notes maturing December 31, 2030
principal value U.S. $38 million (b)	3.1	3.4

	171.8	200.6
Less: current portion	—	—

	$171.8	$200.6

(a)	The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. Mandatory redemptions of U.S. $12.5 million per year are required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 3), and a second charge on other assets.

(b)	The collateral and interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holder’s option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate.

During the nine months ended September 30, 2003, U.S. $0.6 million principal value of 1% Notes were converted at the holder’s option into 0.1 million common shares resulting in $0.3 million of the equity component and $0.1 million of the debt component being transferred to share capital.

Algoma Steel Inc. 2003 Third Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since January 31, 2002 in millions of shares and dollars:

			Common Shares
	Stock Options		To Be Issued		Issued and Outstanding
	# Options	Ascribed Value	# Shares	Stated Capital	# Shares	Stated Capital
Balance at January 31, 2002	4.0	$ 40.0	16.0	$ 160.0	—	$ —
Issued pursuant to Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 4(b))					3.8	13.7
Shares issued as employee compensation					—	0.2
Directors’ Share Award Plan (note 8):
Shares granted			—	0.2
Shares issued			—	(0.1)	—	0.1

Balance at December 31, 2002	—	$ —	—	$ 0.1	23.8	$214.0
Conversion of long-term debt (note 4(b))					0.1	0.4
Stock options granted (note 8)	0.3	0.3
Directors’ Share Award Plan (note 8):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at September 30, 2003	0.3	$ 0.3	—	$ 0.1	24.0	$214.6

6.	Earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the Conversion Price (note 4) and the exercising of any share options and restricted share units (note 8).

Algoma Steel Inc. 2003 Third Quarter Report	Page 10

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Earnings per share (continued)

	Three months Ended September 30 2003	Nine months Ended September 30 2003	Three months Ended September 30 2002	Eight months Ended September 30 2002
Basic
Net income (loss)	$(12.3)	$ (1.7)	$ 11.0	$ 20.6
Convertible long-term debt - net charge to
retained earnings	(0.2)	(0.5)	(0.2)	(0.5)

Net income attributable to common shareholders	$(12.5)	$ (2.2)	$ 10.8	$ 20.1

Diluted
Net income	$(12.3)	$ (1.7)	$ 11.0	$ 20.6
Convertible long-term debt - net charge
(inclusion) in income	—	(0.3)	0.1	0.3

Net income attributable to common shareholders	$(12.3)	$ (2.0)	$ 11.1	$ 20.9

Basic weighted average number of common shares
outstanding	24.06	23.97	23.74	21.52
Common shares issued on the assumed conversion
of convertible long-term debt and exercising
of stock options	6.09	6.15	6.29	8.50

Diluted weighted average number of common shares outstanding	30.15	30.12	30.03	30.02

In calculating the basic weighted average number of common shares outstanding for the eight months ended September 30, 2002, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002, and the 4 million shares issued to employees were included as of February 12, 2002.

7.	Disposition of joint venture interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton Iron Ore Company (“CIOC”), completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer CIOC’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of CIOC’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation has entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to CIOC and the Corporation. These assumed liabilities may include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

8.	Stock-based compensation plans

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for all awards granted under these plans for the three and nine month periods ended September 30, 2003 was $0.07 million and $0.39 million, respectively.

Share Award Plan
The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the nine months ended September 30, 2003, 70,445 shares were awarded with an average fair market value of $2.38 per share, including 22,900 shares awarded with an average fair market value of $2.69 per share in the third quarter. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Algoma Steel Inc. 2003 Third Quarter Report	Page 11

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

8.	Stock-based compensation plans (continued) Share Option Plan
In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. There were no options granted in the third quarter. During the second quarter, 260,777 options were granted with a weighted average exercise price of $1.78 per share. Options for 123,112 shares vested on the grant date with the remainder vesting on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $1.08 per share was determined using the Black-Scholes model with the following assumptions:

Expected time until exercise	5 years
Risk-free interest rate	4%
Expected volatility in stock price	70%
Expected dividend yield	0%

Restricted Share Unit Plan
In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation’s Management Information Circular dated March 28, 2003. There were no restricted share units granted in the third quarter. During the second quarter the Corporation granted 27,300 restricted share units with a grant-date fair value of $1.67 per unit.

9.	Income taxes

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 33% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus; and, a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at September 30, 2003 are estimated to be $76 million and $195 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of these non-capital losses will result in an increase to contributed surplus.

10.	Capital assets held for sale

The Corporation has signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities by the end of 2003. The net realizable value from the sale is expected to approximate the assets book value of $12 million.

Algoma Steel Inc. 2003 Third Quarter Report	Page 12

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office Algoma Steel Inc. 105 West Street Sault Ste. Marie, Ontario P6A 7B4 Tel: 705-945-2351 Fax: 705-945-2203 Internet Address: www.algoma.com E-mail Address: alglib@soonet.ca

Share Transfer Agent Computershare Trust Company of Canada Shareholders Services 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Tel: 416-981-9500 Fax: 416-981-9800	Trustee, Paying Agent and Registrar for 11% and 1% Notes Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, Delaware 19890 Tel: 302-636-6023 Fax: 302-636-4143